UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(AMENDMENT NO. ___)*

PayPal, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

704508 10 0
(CUSIP Number)

Michael R. Jacobson
Senior Vice President, Legal Affairs, General Counsel and Secretary
eBay Inc.
2145 Hamilton Avenue
San Jose, California 95125
(408) 376-7400
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 7, 2002
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 704508 10 0	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). eBay Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(A) (B)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	7	SOLE VOTING POWER None
SHARES
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 17,051,187 shares of Common Stock
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON		None
WITH
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,051,187 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.1% of Common Stock*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Beneficial ownership of the Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Stockholders Agreements described in Items 3, 4, 5 and 6 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by eBay Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1. SECURITY AND ISSUER

The class of equity securities to which this statement relates is the shares of Common Stock, par value $0.001 per share (the “Company Common Stock”), of PayPal, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 303 Bryant Street, Mountain View, California 94041.

ITEM 2. IDENTITY AND BACKGROUND

This statement is being filed by eBay Inc., a Delaware corporation (“eBay”).

The address of eBay’s principal business and principal office is 2145 Hamilton Avenue, San Jose, California 95125.

The principal business of eBay is providing a Web-based trading platform in which buyers and sellers are brought together to browse, buy and sell items such as collectibles, automobiles, high-end or premium art items, jewelry, consumer electronics and a host of practical and miscellaneous items.

Schedule I, which is attached hereto and incorporated herein by reference, sets forth the following information with respect to each executive officer and director of eBay: (i) name, (ii) business address, (iii) citizenship and (iv) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

Neither eBay, nor to the knowledge of eBay, any of the individuals listed in Schedule I has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

eBay, the Company and Vaquita Acquisition Corp., a wholly-owned subsidiary of eBay (“Merger Sub”), entered into an Agreement and Plan of Merger, dated as of July 7, 2002 (the “Merger Agreement”), which is incorporated herein by reference to Exhibit 2.1 hereto. The Merger Agreement provides, among other things, for the merger (the “Merger”) of Merger Sub with and into the Company, as a result of which the Company will become a wholly-owned subsidiary of eBay. Upon consummation of the Merger, which is subject to the approval of the Company’s stockholders, the receipt of regulatory approvals and the satisfaction or waiver of various conditions precedent, each issued and outstanding share of the Company Common Stock will be converted into, and become exchangeable for, 0.39 shares of Common Stock, par value $0.001 per share, of eBay (“eBay Common Stock”).

As an inducement for eBay to enter into the Merger Agreement and in consideration thereof, each of Reid G. Hoffman, Max R. Levchin, Elon R. Musk, David O. Sacks, James Templeton, Peter A. Thiel, on behalf of himself and Thiel Capital International, LLC, Roelof F. Botha, Madison Dearborn Partners III, L.P., on behalf of Madison Dearborn Capital Partners III, L.P. and Madison Dearborn Special Equity III, L.P., Nokia Ventures, LP and SC IX Management LLC, on behalf of Sequoia Capital Entrepreneurs Fund, Sequoia Capital IX and Sequoia Capital IX Principals Fund, (each a “Stockholder” and, collectively, the “Stockholders”) entered into a Stockholders Agreement, dated as of July 7, 2002 (collectively, the “Stockholders Agreements”), with and for the benefit of eBay. An aggregate of 17,051,187 shares of Company Common Stock are subject to the terms of the Stockholders Agreements. Each Stockholder’s obligations under the respective Stockholders Agreement are individual obligations and are not joint or several obligations.

None of the persons listed on Schedule I hereto will contribute any funds or other consideration towards the possible purchase of the shares of Company Common Stock reported in this statement.

No funds were borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

The foregoing discussion is qualified in its entirety by reference to the Merger Agreement and the Stockholders Agreements, the terms of each of which are incorporated herein by reference to Exhibits 2.1, 99.1 and 99.2 hereto.

ITEM 4. PURPOSE OF TRANSACTION

Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company, as a result of which the Company will become a wholly-owned subsidiary of eBay. The information contained in Item 3 is incorporated herein by this reference.

Pursuant to the Stockholders Agreements, each Stockholder has agreed, among other things, to vote or to cause to be voted, or provide a consent with respect to, the shares of Company Common Stock of such Stockholder that are subject to the Stockholders Agreements (the “Subject Shares”) at any annual or special meeting of stockholders of the Company or action by written consent where such matters arise (a) in favor of the Merger and the Merger Agreement and approval of the terms thereof and (b) against, and that such Stockholder will not consent to, (i) approval of any Acquisition Proposal (as defined in the Merger Agreement) or any acquisition agreement or similar agreement related to an Acquisition Proposal, (ii) any change in the persons who constitute the Board of Directors of the Company that is not approved in advance by at least a majority of the persons who were directors of the Company as of July 7, 2002 (or their successors who were so approved) or (iii) any other action or proposal involving the Company or any of its subsidiaries that is intended, or could reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the transactions contemplated by the Merger Agreement. Pursuant to the Stockholders Agreements, each Stockholder granted to eBay an irrevocable proxy and irrevocably appointed eBay such Stockholder’s attorney and proxy to vote or, if applicable, to give consent with respect to, all of such Stockholder’s Subject Shares, with regard to any of the matters referred to in the immediately preceding sentence. In addition, subject to certain limited exceptions, each Stockholder has agreed not to sell, transfer, pledge or otherwise dispose of such Stockholder’s Subject Shares prior to the date of the meeting of stockholders of the Company, duly called, held and convened, at which the stockholders of the Company vote on the approval of the Merger and the Merger Agreement and the terms thereof.

Under the Stockholders Agreements, Reid G. Hoffman, Max R. Levchin, Elon R. Musk, David O. Sacks, James Templeton and Peter A. Thiel may not, during the period commencing on the date of the Merger Agreement and ending 30 days after the Effective Time (as defined in the Merger Agreement), transfer any of such Stockholder’s Subject Shares or shares of eBay Common Stock issued in exchange for such Subject Shares, except that (i) each such Stockholder may transfer up to one-half of such Stockholder’s Subject Shares pursuant to Rule 144 under the Securities Act of 1933, as amended, from the later of the date of the stockholders meeting at which the stockholders of the Company vote on the approval of the Merger and November 13, 2002 to the Effective Time and (ii) each such Stockholder may transfer up to one-half of the shares of eBay Common Stock issued in exchange for the Subject Shares held by such Stockholder at the Effective Time from the Effective Time through and including the 30th day following the Effective Time.

Under the Stockholders Agreements, Roelof F. Botha, Madison Dearborn Capital Partners III, Madison Dearborn Special Equity III, L.P., Nokia Ventures, LP, Sequoia Capital Entrepreneurs Fund, Sequoia Capital IX, Sequoia Capital IX Principals Fund and Thiel Capital International, LLC may not, during the period commencing on the date of the Merger Agreement and ending 30 days after the Effective Time, transfer any of such Stockholder’s Subject Shares or shares of eBay Common Stock issued in exchange for such Subject Shares, except that each such Stockholder may transfer up to one-half of the shares of eBay Common Stock issued in exchange for the Subject Shares held by such Stockholder at the Effective Time from the Effective Time through and including the 30th day following the Effective Time.

Pursuant to the Stockholders Agreements, each Stockholder has also agreed that neither such Stockholder nor any of such Stockholder’s officers and directors shall, and that such Stockholder shall direct and use such Stockholder’s best efforts to cause such Stockholder’s employees, agents and representatives (including any investment banker, attorney or accountant retained by Stockholder) not to, directly or indirectly, (i) initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any Acquisition Proposal or (ii) engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, or otherwise entertain or facilitate any effort or attempt to make or implement an Acquisition Proposal.

The purpose of entering into the Stockholders Agreements is to facilitate the approval of the Merger Agreement.

Following the Merger, eBay intends to cause the Company Common Stock to be removed from quotation on the Nasdaq National Market System and to terminate the registration of Company Common Stock pursuant to section 12(g)(4) of the Act.

Pursuant to the terms of the Merger Agreement, the directors of Merger Sub immediately prior to the Effective Time will, from and after the Effective Time, be the directors of the Company until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal.

Except as set forth in this Report, neither eBay, nor to the knowledge of eBay, any of the persons listed on Schedule I hereto, has any present plans or intentions which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

eBay may determine at a future date to adopt plans or intentions different from those set forth herein, to the extent permitted by the Merger Agreement.

The foregoing discussion is qualified in its entirety by reference to the Merger Agreement and the Stockholders Agreements, the terms of each of which are incorporated herein by reference to Exhibits 2.1, 99.1 and 99.2 hereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The number of shares of Company Common Stock subject to the Stockholders Agreements, to which eBay is a party, is 17,051,187, which, according to the Company, represents approximately 28.1% of the aggregate number of shares of the Company Common Stock issued and outstanding on July 5, 2002. Accordingly, eBay may be deemed a beneficial owner of 17,051,187 shares of Company Common Stock, over which it shares voting power with the Stockholders. eBay has neither sole nor shared dispositive power over the shares of Company Common Stock subject to the Stockholders Agreements and disclaims any beneficial ownership of the shares of Company Common Stock subject to the Stockholders Agreements.

Except as set forth in this Report, neither eBay, nor, to the knowledge of eBay, any of the persons listed on Schedule I, (i) beneficially owns any shares of Company Common Stock or (ii) has been party to any transaction in Company Common Stock during the past sixty days. Except as set forth in this Report, to the knowledge of eBay, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Report.

Schedule II, which is attached hereto and incorporated herein by reference, sets forth the following information with respect to each Stockholder that is an entity: (i) the state or other place of its organization, (ii) its principal business, (iii) the address of its principal business and (iv) the address of its principal office.

Schedule III, which is attached hereto and incorporated herein by reference, sets forth the following information with respect to each Stockholder that is a natural person: (i) name, (ii) business address, (iii) citizenship and (iv) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

To the knowledge of eBay, none of the Stockholders has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

The foregoing discussion is qualified in its entirety by reference to the Merger Agreement and the Stockholders Agreements, the terms of each of which are incorporated herein by reference to Exhibits 2.1, 99.1 and 99.2 hereto.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between eBay and other persons named in Item 2 with respect to any securities of the Company other than the following:

(a)  The Merger Agreement, under which, among other things, Merger Sub will merge with and into the Company, as a result of which the Company will become a wholly-owned subsidiary of eBay. The information contained in Items 3 and 4 is incorporated herein by this reference.

(b)  The Stockholders Agreements. The information contained in Items 3 and 4 is incorporated herein by this reference.

The foregoing discussion is qualified in its entirety by reference to the Merger Agreement and the Stockholders Agreements, the terms of each of which are incorporated herein by reference to Exhibits 2.1, 99.1 and 99.2 hereto.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Exhibit Description

2.1	Agreement and Plan of Merger, dated as of July 7, 2002, among the Company, eBay Inc., and Vaquita Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by eBay Inc. on July 8, 2002).

99.1	Stockholders Agreement, dated as of July 7, 2002, between eBay Inc. and each of Reid G. Hoffman, Max R. Levchin, Elon R. Musk, David O. Sacks, James Templeton and Peter A. Thiel (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by eBay Inc. on July 8, 2002).

99.2	Stockholders Agreement, dated as of July 7, 2002, between eBay Inc. and each of Roelof F. Botha, Madison Dearborn Partners III, L.P., on behalf of Madison Dearborn Capital Partners III and Madison Dearborn Special Equity III, L.P., Nokia Ventures, LP, SC IX Management LLC, on behalf of Sequoia Capital Entrepreneurs Fund, Sequoia Capital IX and Sequoia Capital IX Principals Fund, and Peter Thiel, on behalf of Thiel Capital International, LLC (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by eBay Inc. on July 8, 2002).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2002

eBay Inc.

By:	/s/ MICHAEL R. JACOBSON
	Name: Title:	Michael R. Jacobson Senior Vice President, Legal Affairs, General Counsel and Secretary

SCHEDULE I

The following table sets forth the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each director and executive officer of eBay Inc. Unless otherwise indicated, the business address of each such person is c/o eBay Inc., 2145 Hamilton Avenue, San Jose, California 95125. Each of the individuals listed below is a United States citizen, except for Philippe Bourguignon, who is a citizen of France.

Name	Present Principal Occupation or Employment

Board of Directors

Philippe Bourguignon	Chairman of the Board of Club Mediterranee S.A., a provider of vacation packages (the address of Club Mediterranee is 11 rue de Cambrai, 75019 Paris, France)

Scott D. Cook	Chairman of the Executive Committee of the Board of Intuit Inc., a provider of financial software products (the address of Intuit, Inc. is 2535 Garcia Avenue, Mountain View, California 94043)

Robert C. Kagle	Member of Benchmark Capital Management Co., L.L.C., the general partner of Benchmark Capital Partners, L.P. and Benchmark Founders’ Fund, L.P., venture capital funds (the address of Benchmark Capital Management is 2480 Sand Hill Road, Suite 200, Menlo Park, California 94025)

Dawn G. Lepore	Vice Chairman of Technology and Administration and a member of the Executive Management Committee of the Charles Schwab Corporation, a provider of financial services (the address of Charles Schwab Corporation is 101 Montgomery Street, M.S. 120-30-305, San Francisco, California 94104)

Pierre M. Omidyar	Founder, Director and Chairman of the Board of eBay Inc.

Howard D. Schultz	Chairman of the Board and Chief Global Strategist of Starbucks Corporation, a retail and restaurant company (the address of Starbucks Corporation is 2401 Utah Avenue South, Seattle, Washington 98134)

Margaret C. Whitman	President, Chief Executive Officer and Director of eBay Inc.

Executive Officers

Margaret C. Whitman	President, Chief Executive Officer and Director

Matthew J. Bannick	Senior Vice President and General Manager, International

William C. Cobb	Senior Vice President, Global Marketing

Rajiv Dutta	Senior Vice President, Chief Financial Officer

Christopher T. Hjelm	Senior Vice President, eBay Technologies

Michael R. Jacobson	Senior Vice President, Legal Affairs, General Counsel & Secretary

Jeffrey D. Jordan	Senior Vice President and General Manager, US Business

Eileen Nelson	Senior Vice President, Human Resources

Maynard G. Webb, Jr.	Chief Operating Officer

SCHEDULE II

The following table sets forth the name, state or other place of organization, principal business, address of the principal business and the address of the principal office of each of the entities with which eBay shares voting power over the Company Common Stock subject to the Stockholders Agreement.

	State or Other Place	Address of Principal Business
Name and Principal Business	of Organization	and Principal Office

SC IX Management LLC, general partner of Sequoia Capital IX, Sequoia Capital Entrepreneurs Fund and Sequoia Capital IX Principals Fund (venture capital funds)	Delaware	3000 Sand Hill Road Building 4, Suite 180 Menlo Park, California 94025

Nokia Ventures, LP (venture capital fund)	Delaware	545 Middlefield Road Suite 210 Menlo Park, California 94025

Madison Dearborn Partners III, L.P., general partner of Madison Dearborn Capital Partners III, L.P. and Madison Dearborn Special Equity III, L.P. (venture capital funds)	Delaware	Madison Dearborn Partners Three First National Plaza Suite 3800 Chicago, Illinois 60602

SCHEDULE III

The following table sets forth the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each of the individuals with whom eBay shares voting power over the Company Common Stock subject to the Stockholders Agreement. Unless otherwise indicated, the business address of each such person is c/o PayPal, Inc., 303 Bryant Street, Mountain View, California 94041. PayPal is a provider of online payment services.

Name	Citizenship	Present Principal Occupations or Employment

Peter A. Thiel	United States	Chairman, Chief Executive Officer and President, PayPal, Inc.

Max R. Levchin	Without citizenship	Chief Technology Officer and Director, PayPal, Inc.

David O. Sacks	United States	Chief Operating Officer, PayPal, Inc.

Reid G. Hoffman	United States	Executive Vice President, PayPal, Inc.

Roelof F. Botha	South Africa	Chief Financial Officer, PayPal, Inc.

James Templeton	United States	Senior Vice President, PayPal, Inc.

Elon R. Musk	Canada	Director, PayPal, Inc.

INDEX OF EXHIBITS

Exhibit No.	Exhibit Description

2.1	Agreement and Plan of Merger, dated as of July 7, 2002, among eBay Inc., the Company and Vaquita Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by eBay Inc. on July 8, 2002).

99.1	Stockholders Agreement, dated as of July 7, 2002, between eBay Inc. and each of Reid G. Hoffman, Max R. Levchin, Elon R. Musk, David O. Sacks, James Templeton and Peter A. Thiel (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by eBay Inc. on July 8, 2002).

99.2	Stockholders Agreement, dated as of July 7, 2002, between eBay Inc. and each of Roelof F. Botha, Madison Dearborn Partners III, L.P., on behalf of Madison Dearborn Capital Partners III and Madison Dearborn Special Equity III, L.P., Nokia Ventures, LP, SC IX Management LLC, on behalf of Sequoia Capital Entrepreneurs Fund, Sequoia Capital IX and Sequoia Capital IX Principals Fund, and Peter Thiel, on behalf of Thiel Capital International, LLC (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by eBay Inc. on July 8, 2002).